Exhibit 99.1

Sunergy Europe

Execution Version

Trademark Purchase Agreement

This TRADEMARK PURCHASE AGREEMENT (“Agreement”), dated as of September 4, 2025, is made by and between Vietnam Sunergy Europe GmbH, a German company (the “Seller”) and TOYO Co., Ltd, a Cayman Islands company (the “Buyer”).

WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, all right, title, and interest in and to certain Trademarks (as defined below) and related rights, together with the goodwill connected with the use of and symbolized by such Trademarks, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Purchase and Sale of Trademarks. Subject to the terms and conditions set forth herein, Seller hereby irrevocably sells, assigns, transfers, and conveys to Buyer, and Buyer hereby accepts, all right, title, and interest in and to the following (collectively, “Acquired Rights”), together with the goodwill associated therewith and symbolized thereby:

(a) the trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, including all registrations and applications for registration therefore, all as listed on Schedule 1 (collectively, the “Trademarks”);

(b) all claims and causes of action with respect to any of the foregoing, whether accruing before, on, or after the date hereof, including all rights to and claims for damages, restitution, and injunctive and other legal and equitable relief for past, present and future infringement, dilution, violation, breach, or default; and

(c) all other rights, privileges, and protections of any kind whatsoever of Seller accruing under any of the foregoing provided by any applicable law, treaty, or other international convention throughout the world.

2. Liabilities. Buyer neither assumes nor is otherwise liable for any obligations, claims, or liabilities of Seller of any kind, whether known or unknown, contingent, matured, or otherwise, whether currently existing or hereafter arising, and whether or not related to the Acquired Rights (collectively, “Excluded Liabilities”).

3. Purchase Price.

(a) The aggregate purchase price for the Acquired Rights shall be approximately FIVE BILLION FIVE HUNDRED AND FIFTY SIX MILLION FIVE HUNDRED AND TWENTY THOUSAND VIETNAMESE DONG (VND5,556,520,000.00) (TWO HUNDRED AND TWELVE THOUSAND UNITED STATES DOLLARS (US$212,000.00)) (the “Purchase Price”).

(b) Buyer shall pay the Purchase Price to Seller within ten (10) business days following the parties’ full execution of this Agreement pursuant to the wire instructions provided by the Seller set forth under Schedule 2 attached hereto.

(c) The Parties mutually agree to adjust the Purchase Price in the event that any local laws applicable to Seller’s or Buyer’s jurisdiction or to the Trademarks require a valuation of the Trademarks that is not aligned with the Purchase Price identified in Section 3(a).

4. Deliverables. Upon execution of this Agreement, Seller shall deliver to Buyer the following:

(a) an assignment in the form of Exhibit A (the “Assignment”) and duly executed by Seller, transferring all right, title, and interest in and to the Acquired Rights to Buyer; and

(b) the complete prosecution files for all Trademarks in such form and medium as requested by Buyer together with a list of local prosecution counsel contacts, and all such other documents, correspondence, and information as are reasonably requested by Buyer to register, own, or otherwise use the Acquired Rights, including a list of all renewal fees due and deadlines for actions to be taken concerning prosecution and maintenance of all Trademarks in the ninety (90) day period following the date hereof.

5. Further Assurances; Recordation.

(a) From and after the date hereof, each of the parties hereto shall execute and deliver such additional documents, instruments, conveyances, and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder.

6. Representations and Warranties of Seller. Seller represents and warrants to Buyer that the statements contained in this Section 6 are true and correct as of the date hereof and do not contain any untrue statement of material fact or omit any material fact necessary to make the statements contained in this Section 6 not misleading under the circumstances under which they were made. For purposes of this Section 6, “Seller’s knowledge,” “knowledge of Seller,” and similar phrases shall mean the actual or constructive knowledge of any director or officer of Seller, after due inquiry of appropriate employees and agents.

(a) Authority of Seller; Enforceability. Seller has the full right, power, and authority to enter into this Agreement and perform its obligations hereunder. The execution, delivery, and performance of this Agreement by Seller has been duly authorized by all necessary organizational action of Seller, and when executed and delivered by both parties, this Agreement will constitute a legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms and conditions.

(b) No Conflicts; Consents. The execution, delivery, and performance by Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (i) violate or conflict with the certificate of incorporation, by-laws, or other organizational documents of Seller, (ii) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule, or regulation, (iii) conflict with, or result in (with or without notice or lapse of time or both), any violation of or default under, or give rise to a right of termination, acceleration, or modification of any obligation or loss of any benefit under, any contract or other instrument to which this Agreement or any of the Acquired Rights are subject, or (iv) result in the creation or imposition of any encumbrances on the Acquired Rights. No consent, approval, waiver, or authorization is required to be obtained by Seller from any person or entity (including any governmental authority) in connection with the execution, delivery, and performance by the Seller of this Agreement, or to enable Buyer to register, own, and use the Acquired Rights.

(c) Ownership. Seller owns all right, title, and interest in and to the Acquired Rights, free and clear of liens, security interests, and other encumbrances. Seller is in full compliance with all legal requirements applicable to the Acquired Rights and Seller’s ownership and use thereof.

(d) Registrations and Applications. Schedule 1 contains a correct, current, and complete list of all registrations and applications for registration owned or purported to be owned by Seller in the Trademarks, specifying as to each, as applicable: the word mark and/or design, the record owner, the jurisdiction in which it has been granted or filed, the registration or application serial number, and the registration or application date. All required filings and fees related to the trademark registrations and applications listed on Schedule 1 have been timely filed with and paid to the relevant governmental authorities and authorized registrars, and all such trademark registrations and applications have at all times been and remain in good standing.

(e) Validity and Enforceability. The Acquired Rights are valid, subsisting, and enforceable in all applicable jurisdictions, and are not subject to any pending or, to Seller’s knowledge, threatened challenge or claim to the contrary. No event or circumstance (including any failure to exercise adequate quality control or any assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or would reasonably be expected to result in, the abandonment of any Trademark.

(f) Non-Infringement. The registration, ownership, and exercise of the Acquired Rights did not, do not, and will not infringe or otherwise violate the intellectual property or other proprietary rights of any third party or violate any applicable regulation or law. To Seller’s knowledge, no person has infringed or otherwise violated, or is currently infringing or otherwise violating, any of the Acquired Rights.

(g) Legal Actions. There are no actions (including any opposition or cancellation proceedings) settled, pending, or, to Seller’s knowledge, threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, dilution, or other violation of the intellectual property rights of any third party based on the use or exploitation of any Acquired Rights, (ii) challenging the validity, enforceability, registrability, or ownership of any Acquired Rights or Seller’s rights with respect thereto, or (iii) by Seller or any third party alleging any infringement or other violation by any third party of any Acquired Rights.

7. Representations and Warranties of Buyer. Buyer represents and warrants to Seller that the statements contained in this Section 7 are true and correct as of the date hereof.

(a) Authority of Buyer; Enforceability. Buyer has the full right, power, and authority to enter into this Agreement and perform its obligations hereunder. The execution, delivery, and performance of this Agreement by Buyer have been duly authorized by all necessary organizational action of Buyer, and when executed and delivered by both parties, this Agreement will constitute a legal, valid, and binding obligation of Buyer enforceable against Buyer in accordance with its terms and conditions.

(b) No Conflicts; Consents. The execution, delivery, and performance by Buyer of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (i) violate or conflict with the certificate of incorporation, by-laws, or other organizational documents of Buyer, (ii) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule, or regulation, or (iii) conflict with, or result in (with or without notice or lapse of time or both), any violation of or default under, or give rise to a right of termination, acceleration, or modification of any obligation or loss of any benefit under, any contract or other instrument to which this Agreement is subject. No consent, approval, waiver, or authorization is required to be obtained by Buyer from any person or entity (including any governmental authority) in connection with the execution, delivery, and performance by Buyer of this Agreement.

8. Indemnification.

(a) Survival. All representations, warranties, covenants, and agreements contained herein and all related rights to indemnification shall continue in full force and effect following the date hereof.

(b) Seller shall defend, indemnify, and hold harmless Buyer, Buyer’s affiliates, and their respective shareholders, directors, officers, and employees (each, a “Buyer Indemnified Party”) from and against all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, fees, costs, or expenses of whatever kind, including reasonable attorneys’ fees (collectively, “Losses”) arising out of or in connection with any suit, action, or proceeding (each, a “Claim”) related to (i) any actual or alleged inaccuracy in or breach or non-fulfillment of any representation, warranty, covenant, agreement, or obligation of Seller contained in this Agreement or any document to be delivered hereunder; or (ii) any Excluded Liabilities.

(c) A Buyer Indemnified Party shall promptly notify the Seller (“Indemnifying Party”) upon becoming aware of a Claim with respect to which Seller is obligated to provide indemnification under this Section 8 (“Indemnified Claim”). Seller shall promptly assume control of the defense and investigation of the Indemnified Claim, with counsel reasonably acceptable to the Buyer, and the Buyer shall reasonably cooperate with Seller in connection therewith, in each case at Seller’s sole cost and expense. The Buyer may participate in the defense of such Indemnified Claim, with counsel of its own choosing and at its own cost and expense. Seller shall not settle any Indemnified Claim on any terms or in any manner that adversely affects the rights of Buyer without Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed). If Seller fails or refuses to assume control of the defense of such Indemnified Claim, the Buyer shall have the right, but no obligation, to defend against such Indemnified Claim, including settling such Indemnified Claim, in each case in such manner and on such terms as the Buyer may deem appropriate. Neither the Buyer’s failure to perform any obligation under this Section 8(c) nor any act or omission of the Buyer in the defense or settlement of any Indemnified Claim shall relieve Seller of its obligations under this Section 8, including with respect to any Losses, except to the extent that Seller can demonstrate that it has been materially prejudiced as a result thereof.

9. Equitable Remedies. Seller acknowledges that (a) a breach or threatened breach by Seller of any of its obligations under this Agreement would give rise to irreparable harm to Buyer for which monetary damages would not be an adequate remedy and (b) if a breach or a threatened breach by Seller of any such obligations occurs, Buyer will, in addition to any and all other rights and remedies that may be available to such party at law, at equity, or otherwise in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction, without any requirement to (i) post a bond or other security, or (ii) prove actual damages or that monetary damages will not afford an adequate remedy.

10. Miscellaneous.

(a) Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a reputable overnight courier (receipt requested); (iii) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient; and (iv) on the day received following mailing, by certified or registered mail (in each case, return receipt requested, postage prepaid). Such communications must be sent to the respective parties at the following addresses or at such other address for a party as shall be specified in a notice given in accordance with this Section 10:

If to Seller:	Lot III - Dong Vang, Dinh Tram Industrial Park, Nenh Ward, Viet Yen Town, Bac Giang Province, Vietnam Email: kevin.zhang@vsunsolar.com Attention: Director-Global Sales and Marketing

If to Buyer:	Lot CN 02 Cam Khe Industrial Park, Cam Khe District, Phu Tho Province, Vietnam Email: cell-quanly@toyo-solar.com Attention: Administration Department Director

(b) Entire Agreement. This Agreement, and all related exhibits and schedules attached hereto constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement, and the related exhibits and schedules (other than an exception expressly set forth as such in the related exhibits or schedules), the statements in the body of this Agreement shall control.

(c) Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(d) Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

(e) Governing Law; Venue. All matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of Vietnam without giving effect to any choice or conflict of law provision or rule. Any legal suit, action, or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the City of New York and County of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such legal suit, action, or proceeding. Each party agrees that a final judgment in any such legal suit, action, or proceeding is conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(f) Amendment and Modification. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto.

(g) Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; and any single or partial exercise of any right, remedy, power, or privilege hereunder shall not preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

(h) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

IN WITNESS WHEREOF, Seller and Buyer have caused this Agreement to be executed as of the date first written above by their respective duly authorized officers.

VIETNAM SUNERGY EUROPE GMBH

By:	/s/ HOU Yubo
Name:	HOU Yubo
Title:	General Manager

TOYO CO., LTD

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	CEO and Director

Schedule 1

Trademarks

Schedule 2

Wire Instructions

Exhibit A

FORM OF ASSIGNMENT OF TRADEMARKS

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Vietnam Sunergy Europe GmbH, a German company (the “Seller”) hereby transfers, sells and assigns to Toyo Co., Ltd, a Cayman Islands company (the “Buyer”), pursuant to the Trademark Purchase Agreement dated as of September 4, 2025 (the “Effective Date”), by and between Seller and Buyer, all right, title, and interest in and to the trademarks set forth on Schedule 1 attached hereto and incorporated by this reference herein, together with the goodwill associated therewith and symbolized thereby, and all claims and causes of action with respect to any of the foregoing, including without limitation all rights to and claims for damages, restitution, and injunctive and other legal and equitable relief for past, present and future infringement or other violation, and all other rights, privileges, and protections of any kind whatsoever of Seller accruing under any of the foregoing provided by any applicable law, treaty, or other international convention.

Seller hereby authorizes the officials of all applicable governmental entities or agencies in any applicable jurisdictions where the trademarks are held to record and register this Assignment of Trademarks upon request by Buyer.

IN WITNESS WHEREOF, the undersigned has caused this Assignment of Trademarks to be executed on the Effective Date by its duly authorized officer.

VIETNAM SUNERGY EUROPE GMBH

By:
Name:
Title:

TOYO CO., LTD

By:
Name:	RYU Junsei
Title:	CEO and Director

Schedule 1

Assigned Trademarks